Mail Stop 4561

February 16, 2010

Ihab Abu-Hakima
President and Chief Executive Officer
Meru Networks, Inc.
894 Ross Drive
Sunnyvale, CA 94089

Re: Meru Networks, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 25, 2010
File No. 333-163859

Dear Mr. Abu-Hakima:

We have reviewed your amended filing and response letter, and have the
following comments.

General

1.   We are in receipt of your confidential treatment request for portions of the
material agreement filed as Exhibit 10.8 to the registration statement. Please be
advised that we will transmit any comments we may have on this request under
separate cover.

Prospectus Summary

Overview, page 1

2.   We note your response to prior comment 12 as it relates to the disclosure in your
prospectus summary of Meru's revenue growth over the past several years. It
remains unclear to us why you believe it would not help investors understand
your revenue growth to add to this disclosure a discussion of the establishment of
VSOE of support services in 2008 and 2009. In this regard, we note your
disclosure elsewhere that such changes in revenue recognition practices
contributed significantly to the company's revenue increases in the past two fiscal
years. Please revise the disclosure of revenue growth in the summary to note the
effect of the establishment of VSOE of support services in 2008 and 2009, or
provide us with a more detailed analysis of why such disclosure is not
appropriate. Instead of providing a full explanation of VSOE in the summary,
you may wish to consider including a brief statement regarding the nature of the
impact of the establishment of VSOE in your last two fiscal years and providing a
cross-reference to a more thorough discussion of VSOE elsewhere in the filing.

<u>Risk Factors</u>

<u>"Some of the components and technologies used in our products…," page 18</u>

3. We note that in response to prior comment 6 you have revised your risk factor disclosure to discuss Meru's license agreement with Atheros, which your response indicates you believe is the company's only material license agreement. Please also revise your Business disclosure to ensure that it contains a materially-complete description of your license agreement with Atheros. See Item 101(c)(1)(iv) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 38</u>

4. We note your response to prior comment 12 and your revised disclosures. You disclose that changes in the establishment of VSOE of support services in 2008 and 2009 have had a significant impact on the timing of when you recognize revenues from sales of your products and services; however, you have not described how the changes impacted your revenues and related costs of revenues. Revise to disclose how the changes contributed to increases in revenues and costs of revenues in 2008 and 2009.

<u>Critical Accounting Policies</u>

<u>Stock-Based Compensation, page 43</u>

5. We note on page 47 that you determined the fair value of your common stock in part by using valuations based on the market and income approach. We also note in your response to prior comment 17 that you weighted each approach and each possible future event (e.g. IPO, reverse merger, sale, etc.) differently at each grant date. Revise your disclosure to describe significant intervening events within the company and changes in assumptions, as well as the weighting and selection of valuation methodologies employed, which explain the changes in the fair value of your common stock similar to the information provided in your response.

6. Please note that we are unable to conclude on your responses to prior comments 14 and 17 until you file an amendment with the revised disclosure and estimated IPO range. After our review of your amendment with the estimated IPO range, additional comments may be forthcoming.

<u>Principal and Selling Stockholders, page 98</u>

7. We note that in response to prior comment 31 you have revised footnotes 8 and 11 to the principal and selling stockholder table to indicate that the entity Idealab

shares voting and dispositive power with respect to the Meru securities held by entities affiliated with Clearstone Venture Partners. Please further revise your filing to identify the natural person or persons who exercise the voting and dispositive powers for Idealab, such as Bill Gross.

8.   You have revised footnote 12 to state that Adam Benowitz is the managing member of the investment manager of, and a director of, Vision Opportunity Master Fund, Ltd. Please also clearly state, if accurate, that Mr. Benowitz has voting and dispositive power over the Meru securities held by Vision Opportunity Master Fund and its affiliates, or advise.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue recognition, page F-13

9.   We note in your response to prior comment 32 that for sales agreements with initial support periods of more than one year, VSOE for support services has been established using a population of stand-alone support sales. Clarify how you established VSOE for initial support service periods of more than one year. In this regard, clarify whether you sell support services for periods of more than one year separately or whether you sell annual support services separately and use the annual support service rate multiplied by the number of periods included in the initial arrangement in determining the amount of revenue to defer. Refer to TPA 5100.52.

Note 9. Stock Plan

Determining Fair Value of Stock Options, page F-30

10.   We note your response to prior comment 35. In your response, you indicate that the expected volatility used in your stock option valuations was based on the historical volatilities of publically listed peers and that such volatility was materially consistent during the periods presented, but you have not provided sufficient detail for us to understand how you derived an expected volatility of 62% for 2007, 2008 and 2009. Please tell us the companies that you considered to be peers for purposes of this analysis and the historical volatilities of these companies. Also, describe how this group of companies relates to those used in the comparable companies market approach for purposes of determining your enterprise value.

***

Mr. Ihab Abu-Hakima
Meru Networks, Inc.
February 16, 2010
Page 4

     You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (650) 233-4545</u>
       Stanley F. Pierson, Esq.
       James J. Masetti, Esq.
       Heidi E. Mayon, Esq.
       Pillsbury Winthrop Shaw Pittman LLP